UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

ReachLocal, Inc.

(Name of Subject Company)

ReachLocal, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

75525F104

(CUSIP Number of Class of Securities)

Sharon T. Rowlands

Chief Executive Officer

ReachLocal, Inc.

21700 Oxnard Street, Suite 1600

Woodland Hills, California 91367

(818) 274-0260

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher L. Kaufman, Esq.

Bradley A. Helms, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (“Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ReachLocal, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 14, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Raptor Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Gannett Co., Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value $.00001 per share (the “Company Shares”), for $4.60 per Company Share, net to the seller thereof in cash, less any required withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection entitled “Regulatory Approvals” the disclosure set forth below as a new subsection:

“Expiration of Offer.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on August 8, 2016. Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 27,754,605 Company Shares were validly tendered into and not properly withdrawn pursuant to the Offer, representing approximately 92.16% of the Company Shares outstanding as of such time. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 28,435 Company Shares that have not yet been tendered, representing approximately 0.09% of the Company Shares outstanding at such time. The number of Company Shares validly tendered and not properly withdrawn pursuant to the Offer constituted a majority of all outstanding Shares and therefore satisfied the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Purchaser accepted for payment, in accordance with the terms of the Offer, all Company Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer (including all Company Shares delivered through Notices of Guaranteed Delivery), and payment for such Company Shares will be made promptly in accordance with the terms of the Offer.

As a result of its acceptance of the Company Shares tendered in the Offer, Purchaser acquired sufficient Company Shares to complete the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than Company Shares held by Parent, Purchaser, the Company or any of their respective subsidiaries or Company Shares held by stockholders who perfect their appraisal rights under Delaware law) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

Promptly following consummation of the Merger, all Company Shares will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REACHLOCAL, INC.

By:	/s/ Sharon Rowlands
Name:	Sharon Rowlands
Title:	Chief Executive Officer

Dated: August 9, 2016

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